170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

TITAN MEDICAL NAMED BEST CANADIAN IP DEPARTMENT AT 2017
INTERNATIONAL LEGAL ALLIANCE SUMMIT & AWARDS

Director of Strategic Development and Intellectual Property Jasminder Brar recognized as a global IP strategy leader by Intellectual Asset Management

TORONTO (June 19, 2017) – Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (OTCQB: TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (MIS), was named “Best Canadian IP Department” at the International Legal Alliance Summit & Awards (ILASA) event held on June 15, 2017 in New York City. The event was organized by the Paris-based Leaders League and gathered more than 450 senior representatives from leading law firms as well as general counsel from more than 40 countries. Winners were chosen by specialized jury panels and the full list is available here.

Separately, Intellectual Asset Management (IAM) named Jasminder Brar, Titan Medical’s Director of Strategic Development and Intellectual Property, to the 2017 edition of IAM Strategy 300 – The World’s Leading IP Strategists. The guide lists the individuals that in-depth research undertaken by a team based in London, Washington, DC and Hong Kong has shown possess world-class skills in the development and rollout of strategies that maximize the value of patents, copyright, trademarks and other IP rights. This is the third consecutive year that Mr. Brar has been included in the guide. The 2017 edition can be found here.

“Intellectual property is vital to our success and we are thrilled that our efforts and accomplishments have been recognized by our peers,” said David McNally, President and CEO of Titan Medical. “ILASA is a prestigious annual event and we are honored to share the award for Best Canadian IP Department with Bombardier Aerospace, a giant Canadian innovator.”

“I also want to congratulate Jasminder on his inclusion in IAM Strategy 300 for the third consecutive year and acknowledge his leadership and know-how in advancing our intellectual property efforts.”

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery (“MIS”). The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including statements with respect to the use of the net proceeds of the Offering and the anticipated listing of the Common Shares on the TSX, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
   or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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